FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

September 29, 2025.

Item 3.News Release

The news release (the “News Release”) was issued on October 30, 2025 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

The Company announced that it has entered into a strategic CDMO agreement with Saffron Tech Ltd. (“Saffron Tech”), a company pioneering advanced cultivation methods for saffron to develop and commercialize saffron-derived botanical compounds using BioHarvest’s patented Botanical Synthesis platform.

Item 5.Full Description of Material Change

CDMO agreement

The Company announced that it has entered into a strategic CDMO agreement with Saffron Tech, a company pioneering advanced cultivation methods for saffron to develop and commercialize saffron-derived botanical compounds using BioHarvest’s patented Botanical Synthesis platform.

Per the terms of the agreement, BioHarvest and Saffron Tech will collaborate to develop and commercialize saffron-derived botanical compounds using BioHarvest’s patented Botanical Synthesis platform, which enables consistent, scalable, and cost-effective production of plant-based molecules without growing the plant itself. The partnership will combine BioHarvest’s bioreactor-based manufacturing scale and cell-growth expertise with Saffron Tech’s specially cultivated Saffron specie as well as its initial saffron cell-culture research. The initiative covers both Stage 1 and Stage 2 of CDMO development, with solid-phase and liquid-phase work conducted simultaneously – an approach that could significantly shorten the time to market.

Under the terms of the agreement, Saffron Tech will own 75% of the developed saffron compositions, ownership IP and commercial associated rights, and BioHarvest will hold the remaining 25%. Upon the completion of the development phases of the composition, BioHarvest intends to manufacture the compound at large scale and market the compound in its direct-to-consumer e-commerce business by developing a line of nutraceutical products leveraging saffron’s functional benefits which include cognitive function, eye health, and antioxidant benefits.

Saffron has traditionally been cultivated in limited regions such as Iran, Spain, and Kashmir, where its production is vulnerable to climate change, political instability, and manual labor shortages. As global demand for saffron-based wellness and functional food products grows rapidly, a sustainable, controlled production alternative is urgently needed. Through Botanical Synthesis, BioHarvest and Saffron Tech aim to revolutionize saffron ingredient production – from a field-based crop to a cell-based, precision-controlled process – ensuring stable supply, reproducible quality, and reduced environmental footprint.

Saffron Tech

Saffron Tech is an agritech innovator founded in 2020 that has transformed saffron cultivation through its proprietary Controlled Environment Agriculture system, producing premium-grade saffron year-round. By blending advanced R&D, technology and agricultural science, Saffron Tech achieves yields up to 44 times higher than traditional methods and maintains a robust supply chain that combats counterfeits. Their diversified portfolio spans premium saffron spice, extracts for the food-supplement and cosmetic industries, and branded consumer products – and they also license their cultivation technology to other vertical farms.

A full copy of the news release is filed under the Company’s Profile on sedarplus.ca.

A copy of the CDMO Agreement with Saffron Tech is attached hereto as Schedule “A”.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

October 31, 2025.

SCHEDULE “A”

TO

MATERIAL CHANGE REPORT

Memorandum of Understanding

(See attached)